Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: January 31, 2017

Amendment to Safran S.A.’s Rule 425 filing of the press release dated January 19, 2017, as filed with the SEC on January 20, 2017.

Reasons for Filing an Amendment

The press release dated January 19, 2017 and filed with the SEC on January 20, 2017 incorrectly stated the amount of the premium on the closing price of Zodiac Aerospace’s shares on January 18, 2017.

SAFRAN

ZODIAC AEROSPACE

PRESS RELEASE

Safran and Zodiac Aerospace, a new global leader in aerospace

Agreed Public Cash Offer by Safran of €29.47 per Zodiac Aerospace share and subsequent merger on the basis of 0.485 Safran share (ex-special dividend) for one Zodiac Aerospace share with pre-closing €5.50 per share special dividend to Safran's shareholders.

Unique combination to enjoy global leadership positions across the whole aircraft value chain with a comprehensive range of world-class products and services. Strong post-delivery and aftermarket revenue stream balancing exposure to OEM delivery cycle.

- *No. 3 player in aerospace[1] with combined revenues of over €21bn[2] balanced between propulsion and aircraft equipment*
- *No. 2 player in aircraft equipment with combined revenues of c. €10bn[3]*

Optimized capital structure of the combined group targeting an investment grade profile. Safran intends to maintain its dividend practice unchanged thanks to strong cash generation.

Run-rate annual pre-tax cost synergies of €200m identified, to accelerate in the long term. Double-digit accretive effect on earnings per share[4] as of the first full fiscal year of consolidation.

January 19, 2017, Paris, Plaisir

Safran (Euronext Paris: SAF), an international high-technology group and tier-1 supplier of engines, systems and equipment in its core markets of Aerospace, Defense and Security[5], and Zodiac Aerospace (Euronext Paris: ZC), a global leader in Aerosafety, Aircraft systems, Seats and Cabins, today announced that they have entered into exclusive negotiations for an acquisition of Zodiac Aerospace by Safran through an agreed public offer of €29.47 per share and a subsequent merger on the basis of 0.485 Safran shares for one Zodiac Aerospace share. Prior to and conditional upon the merger, Safran would distribute a special dividend of €5.50 per share to its existing shareholders.

[1] Excludes airframers
[2] Pro forma based on Safran LTM figures at June 2016 excluding Safran Identity & Security and Zodiac Aerospace LTM figures at August 2016
[3] Pro forma based on Safran LTM figures at June 2016 and Zodiac Aerospace LTM figures at August 2016
[4] Assuming 100% of targeted shares are tendered. Post phased synergies, before PPA and synergies and cost of implementation
[5] Discontinued operations

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Under the terms of the contemplated agreement:

- Safran would launch a tender offer on Zodiac Aerospace's shares[6] at €29.47 per share, representing a premium of 26.4 per cent on Zodiac Aerospace's closing price on 18th, January, 2017, 36.1 per cent on Zodiac Aerospace's 3-month volume-weighted average price. The tender offer would be subject to an acceptance threshold of 50% of the share capital of Zodiac Aerospace. Family shareholders and two institutional investors (FFP and Fonds Stratégique de Participations) which are Zodiac Aerospace's reference shareholders and in total represent approximately 32 per cent of Zodiac Aerospace's share capital, intend to remain long-term shareholders of the combined entity and would undertake not to tender their shares into the public offer;

- Subject to the tender offer being successful and to Safran and Zodiac Aerospace's respective shareholders' approval of the merger, Safran and Zodiac Aerospace would merge based on an exchange ratio of 97 Safran shares (ex-special dividend) for 200 Zodiac Aerospace shares (or 0.485 Safran share (ex-special dividend) per Zodiac Aerospace share), consistent with the tender offer price after taking into account the special dividend. Family shareholders and two institutional investors (FFP and Fonds Stratégique de Participations) would undertake to contribute their shares to the merger;

- Prior to and conditional upon the merger, and subject to the tender offer being successful and to Safran and Zodiac Aerospace's respective shareholders' approval of the merger, Safran would distribute a special dividend of €5.5 per share, for a total amount of approximately €2.3bn to its shareholders.

Zodiac Aerospace's founding families, FFP, Fonds Stratégique de Participations and the French State intend to remain core shareholders of Safran with around 22 per cent[7] of its capital, and, upon completion of the transaction, to sign a shareholders agreement comprising a two-year lock-up provision.

Combining two market leaders

The transaction would create a global leader in aircraft equipment, allying the market leading positions, expertise, technologies and talents of both Safran and Zodiac Aerospace. The new entity would combine Safran's capabilities in landing gear, wheels and brakes, nacelles, power systems, actuation and avionics, with Zodiac Aerospace's leading positions in seats, cabin interiors, power distribution, lighting, fuel, oxygen and fluid systems and safety equipment.
In electrical systems, Zodiac Aerospace's assets would reinforce Safran's portfolio of technologies and position the group ideally for future developments towards the "more electrical aircraft".
On a pro forma basis, including Safran's world leading propulsion business, the combined group would have around 92,000 employees (of which more than 45,000 in France), c. €21.2bn in adjusted revenues[8] and c. €2.7bn in adjusted recurring operating income[8]. On this basis the combined group would form the third largest player worldwide in the aerospace sector[9]. The

[6] 100% of outstanding shares except those subject to undertakings not to tender them.
[7] Assuming 100% of targeted shares are tendered.
[8] Pro forma based on Safran LTM figures at June 2016 excluding Safran Identity & Security and Zodiac Aerospace LTM figures at August 2016
[9] Excludes airframers

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ZODIAC AEROSPACE

combined group would become the second largest player worldwide in aircraft equipment with pro forma revenues in these businesses of c. €10bn[10]. It would be present in over 60 countries.

Reinforcing core aerospace business and enlarging footprint

The transaction would be fully consistent with Safran's stated strategy to focus on its core aerospace and defense businesses. The new entity would offer a comprehensive product range reinforcing Safran's presence across all key aircraft programs, fueling organic growth and limiting exposure to aircraft-OEM delivery cycles.
The combination would improve Safran's exposure to a dollar-denominated cost-base, especially in North America where Zodiac Aerospace has a large footprint.

Creating value

Safran has already identified €200m p. a. of cost synergies, of which 50% should be achieved in year 1 and 90% in year 2, enabling the transaction to meet Safran's RoCE goal in 3 years. Synergies should come from savings in procurement and SG&A and the optimization of the combined group's footprint. Beyond identified cost synergies, Safran would enable Zodiac Aerospace's seats and interiors business to accelerate their recovery and progress towards or above their historical margin levels.
The transaction would be expected to have a double-digit accretive effect on earnings per share[11] as of the first full fiscal year of consolidation.

Ross McInnes, Chairman of Safran's Board of Directors stated: "Safran's Board of Directors is very proud to contribute to a new chapter in Safran's story. This planned acquisition is fully consistent with the strategy we clearly outlined almost a year ago at our Capital Markets Day, to bolster Safran's core aerospace activities with quality businesses which share our DNA: technology, tier-1 positions and recurring revenue streams. It will strengthen our position and create significant value through integration and synergies. The Board of Directors is unanimously supportive because it is favorable for Safran's shareholders, employees and partners. I extend a warm welcome to Zodiac Aerospace's teams with whom we are excited to embark on this journey."

Didier Domange, Chairman of Zodiac Aerospace's Supervisory Board, said: "The creation of this new global leader in the aerospace industry is led by a strong industrial rationale and a long term vision. The new group will be ideally positioned to support its clients in their ambitious programs for the future. We are delighted to participate in the combination of two leaders of the industry with complementary positions and strong innovation abilities dedicated to their customers."

Philippe Petitcolin, CEO of Safran, said: "The acquisition of Zodiac Aerospace represents a unique opportunity at this point in Safran's development, just a few months after initiating the refocus of the group on our core activities of Aerospace and Defense. The technological complementarities will ensure that we accelerate domains as strategic as critical systems and the more electrical aircraft, which make up 40% of Zodiac Aerospace's activities. Our industrial expertise will also accelerate the return to their historical levels of profitability in the seats and cabin activities. Finally, and above all, the strength of Safran's managerial talent and the timing of this transaction will

[10] Pro forma based on Safran LTM figures at June 2016 and Zodiac Aerospace's LTM figures at August 2016
[11] Assuming 100% of targeted shares are tendered. Post phased synergies, before PPA, and synergies and cost of implementation

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ensure the success of integrating Zodiac Aerospace into our Equipment businesses while Propulsion is focused on the LEAP programme. I am eager to drive this strategic move."

Olivier Zarrouati, Chairman of Zodiac Aerospace's Management Board, said: "The combination with Safran will lead to the creation of a world leader, with a high technological know-how, able to shape the future of aerospace. It will benefit our employees, our clients and our shareholders; it represents a new step in the consolidation of the aerospace industry. We are proud of Zodiac Aerospace's industrial and commercial achievements and excited by the prospect of joining Safran and creating a global leader, with a strong European base."

Financing

Safran will finance the cash portion of the transaction and its special dividend with a combination of cash on hand, including future proceeds from the disposals of Safran Identity & Security, existing committed undrawn facilities and a €4bn fully underwritten bridge loan. Upon completion of the transaction, Safran would target an investment grade profile with a targeted adjusted net debt / adjusted EBITDA ratio around 2.5x. After the completion of the transaction, Safran would maintain its practice of distributing an annual dividend amounting to approximately 40 per cent of adjusted net income.

Governance of Safran

Under the terms of the contemplated combination, Safran's Board of Directors would comprise 20 members, including representatives of Zodiac Aerospace's reference shareholders.
Ross McInnes would be Chairman of the Board.
Philippe Petitcolin would be CEO and Olivier Zarrouati, Chairman of Zodiac Aerospace's Management Board, would become deputy CEO.
Bernard Delpit would be CFO.

A modification of Safran's bylaws extending the age limit of the CEO from 65 to 68 years will be proposed by Safran's Board of Directors to the next shareholders' meeting.

Next steps

Safran's Board of Directors unanimously approved the principle of the planned transaction and decided to submit it to the group's employee representatives. Zodiac Aerospace's Supervisory Board unanimously approved the principle of the planned transaction and decided to submit it to Zodiac Aerospace's employee representatives. The finalization of a binding agreement is subject to the completion of procedures with Safran's and Zodiac Aerospace's respective employees representative bodies under applicable laws and regulations. The finalization of the transaction would be subject to the approval of Safran's and Zodiac Aerospace's shareholders, relevant antitrust clearances, regulatory approvals and other customary conditions. The completion of the tender offer is expected by the end of the 4th quarter 2017 and completion of the merger is expected early 2018. Safran and Zodiac Aerospace will update the market as required.

Advisors

Bank of America Merrill Lynch and Lazard acted as financial advisors to Safran, BDGS served as legal counsel, and Bank of America Merrill Lynch acted as bridge underwriter. BNP Paribas and

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Rothschild acted as financial advisors to Zodiac Aerospace and Bredin Prat served as legal counsel.

Analyst and investor conference calls

Safran will host today a conference call open to analysts and investors at 8:00am CET which can be accessed at +33 (0) 1 70 77 09 43 (France), +44 (0) 203 367 9454 (UK) and +1 855 402 7764 (US). A replay will be available at +33 (0)1 72 00 15 00, +44 (0) 203 367 9460 and +1 877 642 3018 (access code 306293#).

The press release and presentation are available on Safran's website at www.safran-group.com.

Zodiac Aerospace will also host today a conference call open to analysts and investors at 9:00am CET which can be accessed at +33 (0)1 70 77 09 47 (France), +44 (0) 203 367 9461 (UK). A replay will be available at +33 (0)1 72 00 15 00, +44 (0) 203 367 9460 and +1 877 642 3018 (access code 306297#).

The press release and presentation are available on Zodiac Aerospace's website at http://www.zodiacaerospace.com/fr.

Press conference

Safran and Zodiac Aerospace will host today a press conference at 10:00am CET at the Pavillon Gabriel (5, avenue Gabriel, Paris 75008). To follow the press conference live: http://www.safran-group.com/fr/conference-de-presse-du-19-01-2017

IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger are subject to consultation of the work's council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac Aerospace will file with the French Market Authority ("AMF") a prospectus and other relevant documents with respect to the tender offer to be made in France,

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ZODIAC AEROSPACE

and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters.

ADDITIONAL U.S. INFORMATION

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the "SEC") is required in connection with the transaction, Safran will prepare a prospectus for Zodiac Aerospace's shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace's shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC's web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions.

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ZODIAC AEROSPACE

Many of these risks and uncertainties relate to factors that are beyond Safran's or Zodiac Aerospace's control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran's or Zodiac Aerospace's ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran's or Zodiac Aerospace's (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Pursuant to the commission implementing regulation (EU) 2016/1055 of 29 June 2016 laying down implementing technical standards with regard to the technical means for appropriate public disclosure of inside information and for delaying the public disclosure of inside information in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council, this press release may contain inside information and has been sent to the authorized broadcaster of both companies on 19 January 2017 at 7:00am CET.

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Safran is a leading international high-technology group with three core businesses: Aerospace (propulsion and equipment), Defence and Security. Operating worldwide, the Group has 70,000 employees and generated sales of 17.4 billion euros in 2015. Working independently or in partnership, Safran holds world or European leadership positions in its core markets. The Group invests heavily in Research & Development to meet the requirements of changing markets, including expenditures of more than 2 billion euros in 2015. Safran is listed on Euronext Paris and is part of the CAC40 index, as well as the Euro Stoxx 50 European index.

For more information : www.safran-group.com / Follow @Safran on Twitter

Press
Catherine MALEK : catherine.malek@safrangroup.com / T +33 (0))6 47 88 03 17
Julien TAHMISSIAN : julien.tahmissian@havas.com / T +33 (0)7 88 35 98 90

Investor Relations
Peter CAMPBELL : peter.campbell@safrangroup.com / T +33 (0)1 40 60 35 96
Frédéric LUCAND : frederic.lucand@safrangroup.com / T +33 (0)1 40 60 82 19
Cécilia MATISSART : cecilia.matissart@safrangroup.com / T +33 (0)1 40 60 82 46

About Zodiac Aerospace

Zodiac Aerospace is a world leader in aerospace equipment and systems for commercial, regional and business aircrafts and for helicopters and spacecrafts. It develops and manufactures state-of-the-art solutions to improve comfort and facilities on board aircrafts and high-technology systems to increase aircraft performance and flight safety. Zodiac Aerospace has 35,000 employees worldwide and generated revenue of €5.2bn in 2015/2016. www.zodiacaerospace.com

Contacts Zodiac Aerospace
Pierre-Antony VASTRA
Tel: +33 (0)1 61 34 25 68 / pierreantony.vastra@zodiacaerospace.com

Contacts Media/Press – Image 7
Priscille RENEAUME
Tel: +33 (0) 1 53 70 74 61 / preneaume@image7.fr
Grégoire LUCAS
Tel: +33 (0) 1 53 70 74 84 / glucas@image7.fr

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